FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of June 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Following Agreement with Key Financial Creditors,

CGG Begins Legal Process to Implement Balance Sheet Restructuring

and Create Sustainable Capital Structure

Commences Sauvegarde proceeding for parent company in France and pre-arranged

Chapter 11 for certain material subsidiaries in the U.S.

Operations continue as usual with sufficient liquidity, high levels of service for customers

Restructuring transactions will result in a group with pro-forma leverage below 2x,

no debt maturing before 2022 and $1 billion liquidity improvement1

Paris, France – June 14, 2017

CGG today announced that following execution of legally binding agreements in support of the terms of the agreement-in-principle with key financial creditors announced on June 2, 2017, it has begun legal processes to implement a comprehensive pre-arranged restructuring, with the opening of a Sauvegarde proceeding in France and Chapter 11 and Chapter 15 filings in the U.S.

CGG will now seek an agreement with the required majorities of creditors. Subject to their support and the plan’s approval by the shareholders’ general meeting, this agreement will become binding on all creditors following court approval.

Jean-Georges Malcor, CEO of CGG said:

“CGG has accomplished a major step today for its comprehensive financial restructuring plan. The June 2, 2017 agreement-in-principle with our main creditors and DNCA has been signed and the restructuring plan meets our objectives of substantially reducing the debt on our balance sheet while preserving the integrity of the CGG Group.

CGG will continue normal business operations during this process, and the restructuring transactions will not affect relationships with our clients, business partners, vendors or employees. We will maintain our commitment to operational excellence and our customers can be confident that they will continue to receive the best-in-class service and support and innovative solutions they are accustomed to without interruption.

We expect that our financial restructuring can move forward quickly to strengthen our balance sheet and to position the company well for the future.”

The Transaction

In conjunction with the legal proceedings in the U.S. and France, CGG and certain of its financial creditors entered into a lock-up agreement on June 13, 2017, pursuant to which the relevant parties committed to support and to take all steps and actions reasonably necessary to implement and consummate the restructuring plan.

The terms of the lock-up agreement are relatively customary and include a requirement for creditors to vote in favor of the Sauvegarde and Chapter 11 plans (subject to receiving appropriate disclosure materials), to provide various waivers, to enter into the required documentation to effect the restructuring and not to sell their debt holdings unless the transferee enters into the lock-up agreement or is already a signatory (and is therefore bound by such terms).

The lock-up agreement has been signed by (i) an ad hoc committee of secured lenders, who hold collectively approximately 53.8% of the aggregate principal amount of the group’s secured debt, (ii) an ad hoc committee of senior noteholders, who collectively hold approximately 52.4% of the aggregate principal amount of the Company’s senior notes, and (iii) DNCA, which holds 5.5% of the aggregate principal amount of the Company’s senior notes and approximately 20.7% of the aggregate principal amount of its convertible bonds. In addition, CGG S.A. entered into a restructuring support agreement with DNCA (in its capacity as shareholder) in connection with its holding of 7.9% of the Company’s share capital, pursuant to which DNCA commits to take all steps and actions reasonably necessary as a shareholder to implement the restructuring, including voting in favor of the relevant shareholder resolutions and not selling its shares in CGG during the reorganization process.

[1]	Over 2017-2019 and including the Nordic restructuring

Under the terms of the proposed restructuring agreements, upon emergence, approximately $1.95 billion in debt will be eliminated from CGG’s balance sheet through full equitization of the principal amount of unsecured debt and the maturity of $0.8 billion of existing secured debt will be extended.

Significantly, as announced on June 2, 2017, the restructuring plan calls for up to $500 million of new money to be raised, split between (i) a $125 million right issue with warrants to be opened to existing shareholders (backstopped by DNCA in cash for $80 million, and potentially other significant shareholders in cash or senior noteholders by way of set-off) and (ii) a $375 million issue of new second lien senior notes with penny warrants to be provided by eligible unsecured senior noteholders under the terms of a Private Placement Agreement (PPA). The PPA provides that the second lien bond offering will be fully backstopped by the ad hoc committee of senior noteholders. Together, these significant transactions will enable CGG to implement the final phase of management’s strategic business transformation plan.

The key terms of the restructuring plan are in line with those announced on June 2, 2017 with the following changes or precisions (other than minor or technical issues):

•	the $125 million right issue with warrants will be backstopped by DNCA up to USD 80 million (instead of $70 million under the 2 June agreement in principle);

•	the $375 million issue of new second lien senior notes with penny warrants will comprise a Euro tranche of up to USD 100 million;

•	the penny warrants (as further detailed in the Appendix) will allow to subscribe new shares at a price of €0.01 per new share[2];

•	the penny warrants granted to the ad hoc committee of senior noteholders as global coordination fee will allow to subscribe for a maximum of 1% of the share capital (instead of a fixed 1% of the share capital under the 2 June agreement in principle);

•	governance: the structure and composition of the Company’s board after completion of the financial restructuring shall (i) be determined in consultation with DNCA and the members of the ad hoc committee of senior note holders who will have become and remain shareholders of the Company and (ii) comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any case no longer than three months after completion of the restructuring;

•	with respect to the bonds allocated to the secured lenders, any prepayment premium due following an acceleration will be capped at 10%.

•	the exchange rate used for the equitization of the convertible bonds and the high yield bonds as well as for the rights issue and the warrants 1 allocation is the Reuters/USD exchange rate applicable as at midday (CET) on June 14 (1 EUR = 1.1206 USD).

The implementation of the restructuring plan is subject to various customary conditions including obtaining the required level of support from creditors in the French Sauvegarde, as well as in the U.S. Chapter 11 cases and the approval of the necessary resolutions by the shareholders’ meeting of the Company. The two shareholders holding more than 5% of the Company’s share capital other than DNCA, namely Bpifrance Participations and AMS Energie did not participate in the most recent restructuring plan negotiations.

Further details about the agreement signed with the parties are included in the Appendix.

CGG Commences Sauvegarde Proceedings (procédure de sauvegarde) in France

On June 14, 2017, the Paris Commercial Court (Tribunal de commerce de Paris) issued a judgement opening safeguard proceedings (procédure de sauvegarde) in respect of CGG SA, the group parent company.

As part of this process, the Court appointed SELARL FHB, in the name of Helene Bourbouloux, former mandataire ad hoc, as judicial administrator of CGG SA, as well as SELAFA MJA, in the name of Lucile Jouve, as creditors’ representative.

[2]	This requires the prior reduction of the nominal value of CGG shares from 0.8 € to 0.01€ (by way of a reduction in the share capital) the difference being booked as unavailable reserves.

CGG S.A also filed a petition under chapter 15 of the U.S. Bankruptcy Code with the Bankruptcy Court of the Southern District of New York, seeking recognition in the U.S. of the Sauvegarde as a foreign main proceeding.

In accordance with the AMF General Regulation, the Company’s board of directors appointed Ledouble SAS as an independent expert to issue a report on the financial restructuring.

Fourteen CGG subsidiaries file voluntary petitions for reorganization under Chapter 11 in the U.S.

Because (i) the US RCF and the Term Loan B (together, $0.5bn) were borrowed by a U.S. subsidiary of the Group and (ii) certain material US and non-U.S. subsidiaries are obligors and guarantors under the US RCF, the French RCF, the Term Loan B and the circa $1.5bn in aggregate principal amount of senior notes issued by CGG SA., Chapter 11 cases are required to implement the pre-arranged restructuring.

On June 14, 2017, fourteen direct and indirect subsidiaries (U.S. and non-U.S.), filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court of the Southern District of New York. These entities, which are borrowers or guarantors of group debt:

•	accounted for c.$528 million of the group’s revenue for the year 2016, before group eliminations (on the basis of preparation used in note 32 to CGG’s 2016 annual report on Form 20-F);

•	contributed 26% (c.$311 million) and 26% (c.$85 million) of the group’s consolidated revenue and EBITDA before Non-Recurring Charges (NRC), respectively for the year 2016; and

•	taking also into account the contribution of their direct and indirect subsidiaries (which are assets embedded in the Chapter 11 scope), contributed 56% (c.$670 million) and 65% (c.$212 million), respectively, of the group’s consolidated revenue and EBITDA before NRC for the year 2016.

Preliminary Timetable

The various agreements signed June 13, 2017 contemplate implementation of the restructuring plan through a series of steps, the targeted implementation dates of which are:

•	Commitment period for the private placement of second lien high yield bond to be initiated in July

•	Creditors committee votes on draft Sauvegarde plan tentatively by end of July

•	Company shareholders’ meeting by end of October

•	U.S. Bankruptcy Court confirmation of the chapter 11 plan and French court sanction of the Sauvegarde plan in November

•	Assuming the applicable conditions are satisfied or waived, restructuring plan is expected to be implemented by the end of February 2018.

Operations continue as usual

CGG fully expects that normal day-to-day operations will continue during the French Sauvegarde and the U.S. chapter 11 and chapter 15 processes. The Company intends to make timely payment to vendors in the normal course for all goods and services provided after June 14. The U.S. debtors will promptly seek court approval to continue all employee compensation, health and welfare benefits and expects that the Court will approve its request to do so.

A “procédure de sauvegarde” is a French judicial procedure to facilitate a company’s restructuring while ensuring the continuation of its operations and the protection of its business, the safeguarding of jobs and the discharge of its liabilities. This process is reserved for companies with financial difficulties that can demonstrate they are cash-flow solvent. It will not affect management’s ability to operate the business in the ordinary course.

The relevant Group entities have filed customary “First Day Motions” with the U.S. Bankruptcy Court, which, if granted, will help ensure a smooth transition to chapter 11 without disruption and will minimize the filing’s impact on employees, customers, vendors, and business partners. The motions are expected to be addressed promptly by the Court.

Advisers and Resources

CGG’s legal advisors are Linklaters LLP and Weil Gotshal & Manges (Paris) LLP for the Sauvegarde and chapter 15 case, and Paul, Weiss, Rifkind, Wharton & Garrison LLP for the chapter 11 cases. The company’s financial advisors are Lazard and Morgan Stanley, and its restructuring advisor is Alix Partners, LLP.

Information about CGG’s restructuring is available at http://restructuration.cgg.com. Court filings and claims information are available at www.cggcaseinfo.com. Information about the restructuring for vendors is also available toll-free at +1-844-721-3891, or +1-347-338-6512 for callers from outside the U.S. and Canada.

Forward-Looking Statements

This release (including its appendix) may contain forward-looking statements, including, without limitation, statements about the Company’s plans, strategies and prospects. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, the Company’s actual results may differ materially from those that were expected. The Company based these forward-looking statements on its current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our proposed results. All forward-looking statements are based upon information available to the Company as of the date of this release. Important factors that could cause actual results to differ materially from management’s expectations include, but are not limited to, the ability to confirm and consummate a plan of reorganization in accordance with the terms of the lock-up agreement and the restructuring support agreement; risks attendant to the bankruptcy process, including the effects thereof on the Company’s business and on the interests of various constituents, the length of time that the Company might be required to operate in bankruptcy and the continued availability of operating capital during the pendency of such proceedings; risks associated with third party motions in any bankruptcy case, which may interfere with the ability to confirm and consummate a plan of reorganization, potential adverse effects on the Company’s liquidity or results of operations; increased costs to execute the reorganization, effects on market price of the Company’s common stock and on the Company’s ability to access the capital markets, and the risks set forth in the Company’s periodic reports and registration statements filed with the SEC and the AMF. Investors are cautioned not to place undue reliance on such forward-looking statements.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Financial Restructuring Agreement with main creditors and DNCA: Key terms June 14th, 2017

Disclaimer 7 This presentation has been prepared by CGG S.A. (“CGG”) in the context of the negotiations between it and certain of its creditors and other stakeholders in respect of a potential restructuring plan. It is not intended for, and may not be used for, any other purposes. This document contains forward-looking statements, which involve risks and uncertainties, including statements regarding certain key financial indicators. Such forward-looking statements are management objectives and do not constitute profit forecasts as defined in European regulation (EC) 809/2004 . A description of the risks to which the CGG group is exposed appears in section 3 “Risk Factors” of the CGG’s “Document de référence” and in Item 3 of CGG’s annual report on Form 20-F, filed with the French financial markets authority (AMF) and the Securities and Exchange Commission (SEC), respectively, on 1 May 2017. The forward-looking statements contained in this document are based upon information available to CGG on the date of this document. CGG does not undertake to update or revise any of these statements to take account of events or circumstances arising after the date of this document or to take account of the occurrence of unexpected events.

Agreement : in line with agreement in principle 8 The key terms of the agreement dated June 14 (described below) are in line with those of the agreement in principle published on June 2, 2017 with the following changes or precisions (other than minor or technical issues): The Rights Issue with warrants will be backstopped by DNCA up to USD 80 million (instead of $70 million under the 2 June agreement in principle) The $375 million new high yield bond issue with warrants will comprise a Euro tranche of up to USD 100 million The Penny Warrants will allow to subscribe new shares at a price of €0.01 per new share1 The Penny Warrants granted to the Ad Hoc Senior Noteholder Committee as global coordination fee will allow to subscribe for a maximum of 1% of the share capital (instead of 1% of the share capital under the 2 June agreement in principle) Governance : the structure and composition of the Company’s board after completion of the financial restructuring shall be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholder Committee who will have become and remain shareholders of the Company. comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any case no longer than 3 months after completion of the restructuring The exchange rate used for the equitization of the convertible bonds and the high yield bonds as well as for the rights issue and the warrants 1 allocation is the Reuters/USD exchange rate applicable as at midday (CET) on June 14 (1 EUR = 1.1206 USD) 1 This requires the prior reduction of the nominal value of CGG shares from 0.8 € to 0,01€ (by way of a reduction in the share capital) the difference being booked as unavailable reserves

Agreement : Equitization of the Unsecured Debt 9 Summary of Main Economic Terms Treatment of the Unsecured Debt Coupon HYB: $86m accrued and unpaid interest to be paid on closing with new HY Bonds CB: $5m1 accrued and unpaid interest to be paid on closing in cash Reserved Capital Increase to HY Bondholders HYB outstanding amount of c.$1,545m1 to be exchanged into equity (except for the portion potentially used in the backstop of the Rights Issue) Exchange at Par for Shares at $3.50 Reserved Capital Increase to Convertible Bondholders Convertible Bonds amount of c.$404m2 to be exchanged into equity Exchange at Par for Shares at $11.50 Issue of Free Warrants in favor of Original Shareholders Warrants #1 at $3.50 per new share / 4-year maturity Each “old share” receives 1 Warrant #1. 3 Warrants #1 give right to subscribe to 4 new shares 1 Converted into euros at the above-mentioned exchange rate. 2 If the amount of debt taken into account for the purposes of the equitization (principal amount plus accrued and unpaid interest reduced by the amount of the coupon above) was as of October 31, 2017 (illustrative purposes only as the reference date may be later).

Agreement : New Money 10 Summary of Main Economic Terms $125m Rights Issue with Warrants (ABSA) limited to Existing Shareholders Issuing New Shares at $1.75 coupled with Warrants #2 with a strike price per new share of $4.5 / 5 year maturity Each new money share gives access to 1 warrant #2. 3 Warrants # 2 give right to subscribe to 2 new shares Open to all existing shareholders (before equitization of the HY Bonds and the Convertible Bonds) Backstop (payable on closing): DNCA has agreed to backstop $80m of the Rights Issue in cash Until no later than 21 days before the shareholders meeting, the Company, at its election, may propose to, and agree with significant shareholder(s) who would sign a lock up agreement to backstop the amount not taken up by DNCA Any amount not backstopped in cash will be backstopped by the HY Bondholders by way of set off of their claims under the HY Bonds 10% Backstop fee payable in cash pro rata to those parties who provide the backstop in cash $375m New HYB provided by the Senior Notes holders Issuing New High Yield Bonds at par coupled with Penny Warrants (fully diluted basis before Warrants #1 & #2) Floating Libor (floor at 1%) + 4% cash + 8.5% PIK 6-year maturity post Closing Date (i) USD Tranche and (ii) EUR Tranche for up to USD100 million Backstop (payable on closing): Backstopped by HYB Ad Hoc Committee 3% cash backstop fee paid to the HYB Ad Hoc Committee Penny warrants allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share1, granted to the HYB Ad Hoc Committee Commitment fee (payable on closing): Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1, 2017 (the “Record Date”)1, who sign the lock-up agreement during the commitment period (dates to be determined). Allocations will be determined based on the lower of holdings on (i) the Record Date and (ii) the commitment date 7% cash commitment fee paid prorata to the amount subscribed to parties committing to subscribe for New High Yield Bonds Penny warrants allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2), for €0.01 per new share1 prorata to the amounts of New High Yield Bonds that parties are committing to subscribe Other Penny warrants allowing to subscribe for a maximum of 1% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 new share2 granted to the HYB Ad Hoc Committee as a Global Coordinator fee (payable on closing) No deal no fee 1 For the purposes of calculating the holdings of HYB as of the Record Date, the net positive position of HYB that are subject to binding trades that have not yet been settled on such date will be deemed as “held” on the Record Date 2 This requires the prior reduction of the nominal value of CGG shares from 0.8 € to 0,01€ (by way of a reduction in the share capital) the difference being booked as unavailable reserves

Agreement: Governance 11 Governance The structure and composition of the Company’s board of directors after completion of the Restructuring will be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholder Committee who will have become and remain shareholders of the Company. Such proposed structure and composition of the board shall comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any case no longer than 3 months after completion of the Restructuring

Details of the Agreement

Areas to Be Addressed Headline Terms Borrower CGG Holdings Inc. (US) Form Bond format NY Law Guarantors Adjusted guarantee package compared to existing package, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC Additional guarantors to be considered Pledge of shares owned by Obligors of any guarantor being released Maturity 5-year from Closing Date Interest Interest to be set at Closing Date, based on linear ratchet grid (and fixed for life with respect to the ratchet grid) : Floating Libor (100bps floor) + 650bps cash + 250bps PIK if ≥ $700m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash + PIK between 125bps and 250bps depending on total outstanding, if outstanding between $600m and $700m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash + PIK between 0bps and 125bps depending on total outstanding, if outstanding between $500m and $600m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash if ≤ $500m outstanding at Closing Date Amortization Full Bullet Bond (no contractual amortization) No excess cash flow sweep Headline Terms of the Agreement Secured Lenders (US & French RCF and TLB) – 1/2 13

Areas to Be Addressed Headline Terms Early Prepayment Callable at par (in whole but not in part) at any time during the first 6 months after Closing Date (for avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed) ; Non-call between months 7 and 36, thereafter callable at no prepayment premium. Any prepayment premium due following an acceleration to be capped at 10% Closing Date shall be the date of completion of the last of the operations to be implemented in the context of the restructuring including for the avoidance of doubt, effective date of chapter 11 and safeguards, satisfaction of all the conditions precedent and completion of the securities issuances Same suite of mandatory prepayment events as current documentation (excluding Permitted Junior Debt Refinancing and Change of Control to be a put at 101% (for the avoidance of doubt the Non Call premium will still be due during the Non Call period) if the issuer exercises a call following a change of control) Permitted Junior Debt Refinancing terms: Cash coupon (in $m) not higher than new HYB, maturity not earlier than new HYB and no better security than HYB Upfront Paydown Any net new money amount above $250m (incl. New money capital increase) after fees would paydown secured debt subject to a cap of $150m Covenant No maintenance covenants except a minimum cash and cash equivalent covenant set at $185MM Customary incurrence covenant including in respect with the issuance of additional debt (definition and threshold to be agreed) Security Consistent with existing security package (except for adjustments to guarantees as noted above) including customary negative pledge on unencumbered assets Rollover Fee Additional interest paid in kind in an amount equal to 3.0% of principal amount of the rolled over secured debt if no refinancing has occurred during the first 3 months after Closing Other Enable incurrence of additional debt up to $200m pari passu (under a secured cap of $900 MM) to fund Company’s growth Secured lenders to have right of first refusal on providing the additional secured debt if the cost is greater than existing terms Will provide incremental security if we increase secured gross debt above $800 MM Incremental security (1.5x coverage) for $100 MM flexibility above $800 MM Documentation refresh Headline Terms of the Agreement Secured Lenders (US & French RCF and TLB) – 2/2 14

Areas to Be Addressed Headline Terms Issuer CGG SA Format: US$ documentation consistent with existing US$ HYB Amount $375m in cash (i) USD Tranche and (ii) EUR Tranche for up to USD100 million $86m from the payment of accrued and unpaid Coupon Ranking Adjusted guarantee package compared to existing package in favor of HYB, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC, Sercel Australia, Sercel Canada, CGG Canada Services Ltd Obligation of CGG SA with a Silent Second Lien on US and French collateral (and additional collateral if legally feasible to have Silent Second Lien under local laws) Intercreditor principles Silent second lien intercreditor agreement to be governed by NY law and to include drag along guaranty and lien release provisions upon disposition of collateral (i) permitted under senior debt documents in effect as of the closing date, (ii) consented to by the required senior lenders, (iii) pursuant to an exercise of remedies by the senior lenders and/or (iv) in connection with a sale under Section 363 of the Bankruptcy Code, in each case subject to lien attachment to proceeds Tenor 6 years from Closing Date (12 months after secured debt maturity) Coupon Floating Libor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the USD Tranche Floating Euribor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the EUR Tranche Headline Terms of the Agreement - New HYB Terms (1/2) 15

Areas to Be Addressed Headline Terms Call Year 1: 120% Year 2: 120% Year 3: 112.5% From Year 4: par Covenants Incurrence based covenants only, consistent with existing US$ HYB due 2022 subject to increase in baskets for operational purposes and flex for incurrence of $200m additional debt for new senior secured financing Cross acceleration to senior secured debt Use of proceeds General corporate purpose for the first $250m Any new money amount above $250m (incl. New money capital increase) after fees would pay down secured debt (capped at $150m) Backstop / Commitment fee Backstop (payable on closing): Backstopped by HYB Ad Hoc Committee 3% cash backstop fee paid to the HYB Ad Hoc Committee Penny warrants ) allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share1, granted to the HYB Ad Hoc Committee Commitment fee (payable on closing): Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1 , 2017 (the “Record Date”), who sign the lock-up agreement during the plan support period (dates to be determined). Allocations will be determined based on the lower holdings on (i) on the Record Date and (ii) on the commitment date 7% cash commitment fee paid prorata to parties committing to subscribe for New High Yield Bonds Penny warrants ) allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants # 1 and Warrants #2) for €0.01 per new share1, prorata to parties committing to subscribe for New High Yield Bonds Other Global coordination Penny Warrants allowing to subscribe for a maximum of 1% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share1, payable to the HYB Ad Hoc Committee on closing Headline Terms of the Agreement - New HYB Terms (2/2) 16 1 This requires the prior reduction of the nominal value of CGG shares from 0.8 € to 0,01€, the difference being booked as unavailable reserves

17 Shareholding Pre New Money (Pre Penny Warrants) Post Debt Equitisation Including Warrants 1   Existing shareholders 4.4% 9.8%   Convert. Bonds 7.0% 6.7%   HYB 88.5% 83.6%   Total           100% 100%   Shareholding Post New Money Post Debt Equitisation Including Warrants 1 Including Warrants 2 Existing shareholders 13.4% 16.9% 22.0% of which from new money 10.2% 9.8% 15.3% of which from existing shares 3.2% 7.1% 6.6% Convert. Bonds 5.0% 4.8% 4.5% HYB 81.6% 78.3% 73.5% Total           100% 100% 100% Agreement: Indicative Equity Ownership Note: Assuming a full take-up in the Rights Issue – and amount of unsecured debt taken into account as of 31 October 2017

Leverage and liquidity pro-forma after the financial restructuring

Based on mid-point of Business Plan targets, post Restructuring, Net Financial Debt* over EBITDA ratio below the 1.5x area * Here-shown excluding Capital Lease Group Leverage: back below 1.5x beginning of 2018 19

Restructuring Savings (over 2017-2019) ML mitigation & Nordic Loan: c. $300m Cost of Debt reduction net of fees: c. $200m Additional Liquidity Net New Money: c. $300m Basket for new Secured debt: c. $200m Group Liquidity: $1bn improvement at YE 2019 horizon 20

Thank You

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 14th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer